Exhibit 99.1

Execution Version

2012 AMENDED AND RESTATED EMPLOYMENT AGREEMENT

THIS AGREEMENT amends and restates into a single integrated agreement (i) the employment agreement originally entered into as of December 7, 2005, by and among ELAN PHARMACEUTICALS, INC., a Delaware corporation (the "Employer"), and ELAN CORPORATION, PLC, an Irish public limited company (the "Parent", together with the Employer, the "Company") and G. KELLY MARTIN (the "Executive") (ii) Amendment 2008-1 entered into by and among the parties as of December 19, 2008, (iii) the Amendment to Employment Agreement entered into by and among the parties on June 2, 2010, and (iv) certain further amendments adopted as of April 30, 2012 (the "Effective Date") in connection with the extension of the Executive's term of employment and service as Chief Executive Officer of the Company ("CEO").

W I T N E S S E T H;

WHEREAS, at the request of the Board of Directors of Parent (the "Board"), the Executive has agreed to continue to serve as the CEO beyond May 1, 2012 and the Company has agreed to retain the Executive in such capacity on the terms and conditions herein set forth.

NOW, THEREFORE, in consideration of the promises and the mutual covenants herein contained, the parties hereto hereby agree as follows:

1.	Term and Duties.

(a)           Term.  The term of the Executive's employment under this Agreement (the "Term") shall continue until terminated pursuant to the provisions of Section 4. Notwithstanding anything herein to the contrary, the Term of this Agreement shall be deemed to continue the "term" of the employment agreement entered into by the Company and the Executive as of January 7, 2003, that originally became effective February 3, 2003.

(b)           Employment and Duties.  During the Term, the Executive will report directly to the Board and continue to perform all of the duties normally accorded to the CEO position, as directed by the Employer or the Parent, and shall have the full executive authority to manage the Company, including the authority to manage the Company in a manner consistent with applicable regulatory requirements and sound business practices.  The Executive shall also serve as the senior executive officer of such other subsidiaries of the Parent and the Employer as designated by the Board and approved by the boards of directors of such subsidiaries.  In addition, the Executive shall perform such duties and services for the Company as may be reasonably and specifically requested by the Board, consistent with the Executive's current position and experience.

(c)           No Other Employment.  During the Term, the Executive shall not, directly or indirectly, render services to any other person or organization for which he receives compensation; provided, however, that upon the receipt of the Board's prior written approval to be granted in its sole discretion, which approval shall not unreasonably be withheld, the Executive may accept an election to the board of directors of no more than two other companies without being deemed to have violated this subsection 1(c), provided that such activities do not otherwise conflict with his duties and obligations to the Company.  No such approval will be required if the Executive seeks to perform services without direct compensation therefore in connection with the management of personal investments or in connection with the performance of charitable and civic activities, provided that such activities do not contravene the provisions of this subsection 1(c) or Section 5.

(d)           General.  Notwithstanding anything herein, during the Term, the Executive's employment with the Employer shall remain "at-will," meaning that both the Executive and the Employer have the right to terminate the Executive's employment with the Employer at any time, for any reason, with or without notice, provided, however, that in the event of any such termination, the terms of Section 4 of this Agreement below shall apply.  Effective upon the date of the Executive's termination of employment with the Employer, and without intending to limit his ability to continue to serve as an advisor to the Company on such terms, if any, as may be mutually agreed upon, the Executive hereby agrees to resign from any and all positions held as an employee, officer or director of the Company or any of its affiliates.

(e)            Board Membership. The Executive shall continue to be nominated for election to the Board for the remainder of the Term.

2.           Location of Employment.  The Executive's principal place of business shall be in New York, New York; however, the parties acknowledge that the Executive shall be required to travel extensively in connection with the business of the Company.

3.           Compensation and Other Benefits.  Subject to the provisions of this Agreement, the Employer shall pay and provide the following compensation and other benefits to the Executive during the Term as compensation for all services rendered hereunder:

(a)           Base Salary.  During the Term, the Executive shall be entitled to receive an annual base salary (the "Salary"), which shall be payable to the Executive in accordance with the normal payroll practices of the Employer as are in effect from time to time.  The Employer shall continue to pay to the Executive a Salary of $1,000,000, which may not be decreased except in connection with a general reduction in the compensation of executives of the Company generally.

(b)           Annual Bonus.  During each year of the Term, the Executive shall be eligible to participate in the Company's annual bonus plan and shall be eligible to receive an annual bonus based on the attainment of the applicable performance objectives set by the Leadership, Development and Compensation Committee of the Board (the

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"Committee") with a target annual bonus set at 100% of his then current Salary (the "Target Annual Bonus").  Any bonus earned during the Term shall be paid when bonuses are otherwise paid to executives generally, but in no event later than 2 ½ months following the end of the calendar year in which it was earned.

(c)           Equity Awards.  Except as otherwise set forth below in this subsection 3(c), during each year of the Term, provided that the Executive is the CEO on the date awards are approved for senior executives of the Company, the Executive shall be considered for a full equity award with respect to the Company’s prior year performance calculated in an amount consistent with the Company’s annual equity award practices for senior executives of the Company.  In addition, the following terms apply to specific awards, as follows:

(i)          Notwithstanding the terms of the applicable award agreements, the stock option award and the restricted stock unit award granted to the Executive on February 9, 2012 will fully vest and the options shall become fully exercisable on October 1, 2012; provided that the Executive is the CEO on such date.

(ii)          In recognition of the Executive’s extension of his term of service as the CEO, as soon as practicable following the Effective Date, the Committee will grant the Executive supplemental equity awards under the Elan Corporation, plc 2006 Long Term Incentive Plan or its successor (the "Plan") for 2011 performance ("Supplemental Awards").  The Supplemental Awards shall consist of a stock option grant to purchase 486,000 shares of Parent common stock and a restricted stock unit grant covering 81,000 shares of Parent common stock.  Provided that the Executive remains employed by the Company or a subsidiary on the applicable vesting dates, the Supplemental Awards shall vest and the option shall become exercisable as to 20% on each of February 1, 2013 and July 1, 2014 and as to 30% on each of July 1, 2013 and February 1, 2014.

(iii)          Provided that the Executive is the CEO on the date in February, 2013 on which equity awards are granted to other senior executives of the Company, the Executive shall be considered for a full equity award granted under the Plan with respect to the Company’s 2012 performance with the same normal vesting and exercisability provisions (except as otherwise provided in this subsection 3(c)(iii)) consistent with the Company’s annual equity award practices for senior executives of the Company whose services are expected to continue without any definitive termination date (the "2013 Award").  In the event that the Executive’s employment is terminated for any reason prior to the date that all of the 2013 Award is vested (and all options are exercisable), the Executive’s 2013 Award, or the unvested balance thereof, shall become vested (and the options shall become exercisable) on a pro-rata basis as of the date of the Executive’s termination of employment, based on the number of full months during the remaining portion of the applicable vesting period, as to unvested amounts, in which the Executive was employed prior to the date of the Executive’s termination of employment, divided by the full number of months in the applicable vesting period as to unvested

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amounts.  For the avoidance of doubt, if, for example, the 2013 Award vests in three annual installments over 36 months and the Executive’s employment terminates at the end of month 18, then 1/3 of the 2013 Award was already vested at the time of such termination of employment and the balance of the 2013 Award (i.e., 2/3 of the total 2013 Award) will be multiplied by 6/24ths.

(iv)          The Supplemental Awards and the 2013 Award shall fully vest and the option shall become fully exercisable only (x) as provided in this subsection 3(c), (y) in the event of an Involuntary Termination in connection with a Change in Control, as provided in subsection 4(c)(i), or (z) if the Committee provides more favorable treatment to equity awards for executives generally in the event of a Change in Control.

(d)           Expenses.  During the Term, the Employer shall reimburse the Executive for all reasonable out-of-pocket expenses incurred by the Executive in connection with his employment hereunder upon submission of appropriate documentation or receipts in accordance with the policies and procedures of the Employer as in effect from time to time.  In addition, during the Term, the Executive shall be eligible to receive financial planning, and tax support and advice from the provider of his choice, at a reasonable and customary annual cost.  The Employer will pay, on behalf of the Executive, the Executive's reasonable attorneys' fees incurred in the negotiation of this Agreement, payable directly to the Executive's attorneys upon submission of appropriate documentation in accordance with the policies and procedures of the Employer.

(e)           Other Benefits.  During the Term, the Executive shall continue to be entitled to participate in all other employee benefit plans in which he is currently participating, including, without limitation, pension, medical, disability and life insurance and other plans and programs applicable to senior executives of the Company generally in accordance with the terms of such plans and programs as in effect from time to time. The foregoing shall not be construed to limit the ability of the Employer or any of its affiliates to amend, modify or terminate any such benefit plans, policies or programs at any time and from time to time.

4.          Termination of Employment. Subject to the notice and other provisions of this Section 4, the Employer shall have the right to terminate the Executive's employment hereunder, and the Executive shall have the right to resign, at any time for any reason or for no stated reason.

(a)          Termination for Cause; Resignation Without Good Reason.

(i)          If the Executive's employment is terminated by the Employer for "Cause" (as defined below) or if the Executive resigns from his employment hereunder other than for "Good Reason" (as defined below), the Employer shall pay to the Executive the following amounts: (A) payment of his Salary accrued up to and

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including the date of termination or resignation, (B) payment in lieu of any accrued but unused vacation time, and (C) payment of any unreimbursed expenses (collectively, the "Accrued Obligations"). Except to the extent required by the terms of the programs described in subsection 3(e) or applicable law, or as otherwise provided by this Agreement, the Executive shall have no further right under this Agreement or otherwise to receive any other compensation or to participate in any other plan, program or arrangement after such termination or resignation of employment.

(ii)          "Cause" means that the Executive has (A) committed any act of willful misconduct, including fraud, in connection with his employment by the Company; (B) materially breached any provision of this Agreement, which breach has not been cured within 20 business days after receiving written notice of such breach; (C) failed, refused or neglected, other than by reason of a Disability (as defined below), to timely perform any material duty or obligation under this Agreement or to comply with any lawful directive of the Board, which failure, refusal or neglect has not been cured within 20 business days after receiving written notice thereof; (D) been formally indicted for a crime involving moral turpitude, dishonesty, fraud or unethical business conduct; or (E) been determined by a governmental body or other appropriate authority to have violated any material law or regulation that is applicable to the Company's business. Upon a cure of the acts set forth in clause (B) or (C), as applicable, by the Executive within the 20 business day cure period to the reasonable satisfaction of the Board, such event shall no longer constitute Cause for purposes of this Agreement.

(iii)          "Good Reason" means (A) a breach by the Company of a material obligation under this Agreement, including, without limitation, a material diminution in the Executive's title, duties, responsibilities or authority, and ceasing, other than voluntarily or for Cause, to be the sole chief executive officer of a company whose shares are publicly traded in an established securities market or on an established securities exchange, without his consent, which breach has not been cured within 20 business days after providing the Company with written notice of such breach; provided, however, that the Executive shall not be treated as having consented to or voluntarily agreed to such a diminution, and "Good Reason" shall exist, whether before or after a Change in Control, even if Executive participates on behalf of the Company or acquiesces in the development or implementation of a corporate transaction, (B) (x) a failure to timely pay the Executive an annual cash bonus in accordance with the Company's compensation guidelines for executive officers at a level appropriate to the Executive's performance, as determined by the Committee in good faith, (y) a failure to timely provide the Executive with the Supplemental Awards, the 2013 Award, or, following calendar year 2013 and provided that the Executive remains the CEO, an annual equity award in accordance with the Company's compensation guidelines for executive officers at a level appropriate to the Executive's performance, as determined by the Committee in good faith, or (z) a reduction in Executive's Salary other than in connection with a general reduction in the compensation of executives of the Company generally, in each case, which failure has not been cured within 20 business days after providing the Company with written notice of such breach (C) the failure to nominate the

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Executive for membership on the Board during the Term, (D) the requirement that the Executive move his principal place of business by more than 30 miles from that previously the case without his consent, (E) a request by the Board that the Executive follow a directive that is unlawful, unless retracted within 20 business days after providing the Board with written notice of the illegality of the directive, or (F) the failure of a successor to assume this Agreement as required by subsection 10(d). Upon a cure of the acts set forth in clause (A), (B) or (E) above within a 20 business day cure period, such event shall no longer constitute Good Reason for purposes of this Agreement.

(iv)          Termination of the Executive's employment for Cause shall be communicated by delivery to the Executive of a written notice from the Employer stating that the Executive will be terminated for Cause, specifying the particulars thereof and the effective date of such termination; provided, however, that no such written notice shall be effective unless the cure period specified in subsection 4(a)(ii)(B) or (C) (if applicable) has expired without the Executive having corrected the event or events subject to cure. The date of a resignation by the Executive without Good Reason shall be the date specified in a written notice of resignation from the Executive to the Employer; provided, however, that the Executive shall provide at least 30 days' advance written notice of resignation without Good Reason.

(b)          Involuntary Termination.

(i)          If the Employer terminates the Executive's employment for any reason other than Disability or Cause or the Executive resigns from his employment hereunder for Good Reason (such a resignation or termination being hereinafter referred to as an "Involuntary Termination"), the Executive shall be entitled to payment of the Accrued Obligations. In addition, in the event of the Executive's Involuntary Termination and timely execution and non-revocation of a release of all claims against the Company substantially in the form attached hereto as Exhibit A (the "Release"), and except as provided by subsection 4(g) below, the Company shall pay or provide to the Executive the following:

(A)          a lump sum cash payment equal to two times the sum of the Executive's Salary and Target Annual Bonus, determined as of the Executive's termination date plus, (I) a lump sum cash payment equal to the amount of any earned but unpaid annual bonus with respect to a fiscal year of the Company that ended prior to the date of termination and for this purpose, the Executive's failure to be in service on the payment date shall not be taken into account in determining whether such annual bonus was earned, and (II) in the event that the Involuntary Termination occurs on or after July 1 of a year, a pro rata bonus for the year of the Involuntary Termination equal to the Executive's Target Annual Bonus for that year multiplied by the number of completed months of employment in that year divided by 12;

(B)          except with respect to the Supplemental Awards and the 2013 Award and notwithstanding anything to the contrary in the applicable equity award

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agreements, all outstanding equity awards then held by the Executive shall immediately fully vest and any outstanding stock options shall become fully exercisable, and all outstanding stock options then held by the Executive, including any stock options included in the Supplemental Awards and the 2013 Award, to the extent vested in accordance with subsection 3(c)(ii) and this subsection 4(b)(i)(B) as of the date of the Involuntary Termination, shall remain outstanding and exercisable until the earlier of (x) two years from the date of the Involuntary Termination, or (y) the date which is ten years from the respective original dates of grant of the stock options, and shall remain outstanding for such period without regard to the Executive's death following the Involuntary Termination.  The Company hereby represents, based on the terms of the applicable equity compensation plan and such other information as it deems relevant, that the Company has the authority and has taken all appropriate actions to extend the exercise period of such options to accomplish the extension provided for in the preceding sentence for all purposes of this Agreement;

       (C)      for a period of two years following the date of the Executive's Involuntary Termination or, if earlier, the date the Executive obtains other employment, the Executive shall continue to participate, on the same terms and conditions as are in effect immediately prior to such termination or resignation, in the Employer's health and medical plans provided to the Executive pursuant to subsection 3(e). In order for the Executive to receive such continued coverage, the Executive shall pay to the Employer on the last day of each month preceding the month that the health and medical coverage continuation shall be provided, the full cost of the monthly premiums equal to the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended ("COBRA") cost of continued health and medical coverage under the health and medical plans of the Employer. The first such payment shall be paid to the Employer on the last day of the month in which date of the Executive's Involuntary Termination occurs. The Executive shall receive a monthly reimbursement payment (each such payment, a "Monthly Health Payment") during the two-year period (or until the date the Executive obtains other employment, if earlier), on the first payroll date of each month, equal to the monthly COBRA cost of continued health and medical coverage under the health and medical plans of the Employer, less the amount that the Executive would be required to contribute for health and medical coverage if the Executive were an active employee. The Monthly Health Payments under this subsection 4(b)(i)(C) shall commence on the first payroll date occurring in the month following the month in which the date of the Executive's Involuntary Termination occurs and shall continue for a period of two years following the Executive's Involuntary Termination or, if earlier, until the date the Executive obtains other employment. In addition, on each date which the Monthly Health Payments are made under this subsection 4(b)(i)(C) the Employer shall pay the Executive an additional amount in a lump sum cash payment equal to the federal, state, and local income and payroll taxes that the Executive would incur on an amount equal to the sum of the Monthly Health Payment and this reimbursement. The foregoing gross-up payment shall be made with respect to each COBRA premium payment and shall cease when the Monthly Health Payments cease. The COBRA continuation coverage period under section 4980B of the Internal Revenue Code of 1986, as amended

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(the "Code") shall begin coincident with the first day of the month following the month in which the Executive's Involuntary Termination occurs. Anything herein to the contrary notwithstanding, the Employer shall have no obligation to continue to maintain any plan, program or level of benefits solely as a result of this Agreement; and

(D)           a lump-sum cash payment in the amount of $50,000.00 to cover extra costs due to tax return preparation, estate counseling, and miscellaneous expenses. The Executive shall also be entitled to reimbursement of the cost of career transition assistance services for the Executive that are actually related to the Executive's Involuntary Termination and are actually provided by a career transition assistance firm selected and paid for by the Company. The Executive must begin the available career transition assistance program within 60 days following the Involuntary Termination. Said career transition assistance shall include the use of an office and the services of a full time secretary suitable for the Executive, as agreed to by the Company, for a reasonable period of time not to exceed two years following the last day of the Executive's employment. The career transition assistance shall be provided to the Executive in a manner that complies with Treas. Reg. § 1.409A-3(i)(1)(iv).

(ii)           In the event of Executive's Involuntary Termination, unless payment is required to be delayed pursuant to Section 10(1) below, the payments described in subsection 4(b)(i) above shall be paid on the 60th day (or the next following business day if not a business day) following the date of termination and be calculated based on the Salary and Target Annual Bonus in effect immediately prior to the date of the Executive’s Involuntary Termination, provided that the Executive timely executes and does not revoke the Release.  In the event of the Executive's death subsequent to his Involuntary Termination, but before the payment of severance, provision of benefits and equity treatment has been completed, the unpaid payments, benefits and equity treatment shall be afforded to the Executive's Beneficiary (as hereinafter defined) on the same basis and at the same times as they would have been provided to the Executive. Notwithstanding any provision of this Agreement to the contrary, in no event shall the timing of the Executive's execution of the Release, directly or indirectly, result in the Executive designating the calendar year of payment, and if a payment that is subject to execution of the Release could be made in more than one taxable year, payment shall be made in the later taxable year.

(iii)           The date of termination of employment without Cause shall be the date specified in a written notice of termination to the Executive. The date of resignation for Good Reason shall be the date specified in a written notice of resignation from the Executive to the Employer; provided, however, that no such written notice shall be effective unless the cure period specified in subsections 4(a)(iii)(A), (B) or (E) (if applicable) above has expired without the Employer having corrected the event or events subject to cure.

(c)          Involuntary Termination in Connection with Certain Changes in Control.

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(i)          If (A) there is a "Change in Control" (as defined below) or the Parent executes a definitive agreement to enter into a transaction, the consummation of which would result in a "Change in Control" and such transaction is actually consummated, and either (x) the Executive's employment is terminated within 24 months following the Change in Control under circumstances that are treated as an Involuntary Termination or (y) the Executive's employment is terminated under circumstances that are treated as an Involuntary Termination and within 180 days thereafter, the Parent executes a definitive agreement to enter into a transaction, the consummation of which would result in a "Change in Control" and such transaction is actually consummated, and, in either case, the Executive timely executes and does not revoke the Release, then (B) the Company shall pay or provide to the Executive the following benefits, which shall, except as otherwise provided in subsection 4(c)(iii), be in lieu of any benefits under subsection 4(b) above:

(I)          the Accrued Obligations;

(II)          (x) a lump sum cash payment equal to three times the sum of the Executive's Salary and Target Annual Bonus, determined as of the Executive's termination date plus (y) a lump sum cash payment equal to the amount of any earned but unpaid annual bonus with respect to a fiscal year of the Company that ended prior to the date of termination and for this purpose, the Executive's failure to be in service on the payment date shall not be taken into account in determining whether such annual bonus was earned, plus (z) in the event that the Involuntary Termination occurs on or after July 1 of a year, a pro rata bonus for the year of the Involuntary Termination equal to the Executive's Target Annual Bonus for that year multiplied by the number of completed months of employment in that year divided by 12;

(III)          notwithstanding anything to the contrary in the applicable award agreements or in this Agreement, all outstanding equity awards then held by the Executive shall immediately fully vest and any outstanding stock options shall become fully exercisable and remain outstanding and exercisable following the Change in Control until the earlier of (x) three years from the date of the Involuntary Termination, or (y) the date which is ten years from the respective original dates of grant of the stock options, and shall remain outstanding for such period without regard to the Executive's death following the Involuntary Termination.  The Company hereby represents, based on the terms of the applicable equity compensation plan and such other information as it deems relevant, that the Company has the authority and has taken all appropriate actions to extend the exercise period of such options to accomplish the extension provided for in the preceding sentence for all purposes of this Agreement;

(IV)          for a period of three years following the date of the Executive's Involuntary Termination or, if earlier, the date the Executive obtains other employment, the Executive shall continue to participate, on the same terms and conditions as are in effect immediately prior to such termination or resignation, in the Employer's health and medical plans provided to the Executive pursuant to subsection

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3(e). In order for the Executive to receive such continued coverage, the Executive shall pay to the Employer on the last day of each month preceding the month that the health and medical coverage continuation shall be provided, the full cost of the monthly premiums equal to the COBRA cost of continued health and medical coverage under the health and medical plans of the Employer. The first such payment shall be paid to the Employer on the last day of the month in which date of the Executive's Involuntary Termination occurs. The Executive shall receive a Monthly Health Payment during the three-year period (or until the date the Executive obtains other employment, if earlier), on the first payroll date of each month, equal to the monthly COBRA cost of continued health and medical coverage under the health and medical plans of the Employer, less the amount that the Executive would be required to contribute for health and medical coverage if the Executive were an active employee. The Monthly Health Payments under this subsection 4(c)(i)(IV) shall commence on the first payroll date occurring in the month following the month in which the date of the Executive's Involuntary Termination occurs and shall continue for a period of three years following the Executive's Involuntary Termination or, if earlier, until the date the Executive obtains other employment. In addition, on each date which the Monthly Health Payments are made under this subsection 4(c)(i)(IV), the Employer shall pay the Executive an additional amount in a lump sum cash payment equal to the federal, state, and local income and payroll taxes that the Executive would incur on an amount equal to the sum of the Monthly Health Payment and this reimbursement. The foregoing gross-up payment shall be made with respect to each COBRA premium payment and shall cease when the Monthly Health Payments cease. The COBRA continuation coverage period under section 4980B of the Code shall begin coincident with the first day of the month following the month in which the Executive's Involuntary Termination occurs. Anything herein to the contrary notwithstanding, the Employer shall have no obligation to continue to maintain any plan, program or level of benefits solely as a result of this Agreement; and

(V)          a lump-sum cash payment in the amount of $50,000.00 to cover extra costs due to tax return preparation, estate counseling, and miscellaneous expenses. The Executive shall also be entitled to reimbursement of the cost of career transition assistance services for the Executive that are actually related to the Executive's Involuntary Termination and are actually provided by a career transition assistance firm selected and paid for by the Company. The Executive must begin the available career transition assistance program within 60 days following the Involuntary Termination. Said career transition assistance shall include the use of an office and the services of a full time secretary suitable for the Executive, as agreed to by the Company, for a reasonable period of time not to exceed three years following the last day of the Executive's employment. The career transition assistance shall be provided to the Executive in a manner that complies with Treas. Reg. § 1.409A-3(i)(1)(iv).

(ii)          "Change in Control" means (A) the consummation of a merger or consolidation of the Parent with or into another entity or any other corporate reorganization (including without limitation, the acquisition by any person of a majority

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of the voting shares in the Parent), if more than 50% of the combined voting power of the continuing or surviving entity's issued shares or securities outstanding immediately after such merger, consolidation or other reorganization is held by persons who were not shareholders of the Parent immediately prior to such merger, consolidation or other reorganization; (B) the sale, transfer or other disposition of all or substantially all of the Parent's assets; (C) individuals who on the date of this Agreement constitute the Board (the "Incumbent Directors") cease for any reason, including, without limitation, as a result of a tender offer, proxy contest, merger or similar transaction, to constitute at least a majority of the Board, provided, however, that any individuals who becomes a director of the Company subsequent to the date of this Agreement shall be considered an Incumbent Director if such person's election or nomination for election was approved by a vote of at least a majority of the Incumbent Directors; but provided further, that any such person whose initial assumption of office is in connection with an actual or threatened election contest relating to the election of members of the Board or other actual or threatened solicitation of proxies or consents by or on behalf of a person other than the Board, including by reason of agreement intended to avoid or settle any such actual or threatened contest or solicitation, shall not be considered an Incumbent Director; or (D) any transaction as a result of which any person becomes the "beneficial owner" (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the "Exchange Act")), directly or indirectly, of securities of the Parent representing at least 50% of the total voting power represented by the Parent's then outstanding voting securities (e.g., issued shares). The term "person" shall have the same meaning as when used in sections 13(d) and 14( d) of the Exchange Act but shall exclude (i) a trustee or other fiduciary holding securities under an employee benefit plan of the Parent or of any subsidiary of the Parent and (ii) a company owned directly or indirectly by the shareholders of the Parent in substantially the same proportions as their ownership of the ordinary shares of the Parent.

(iii)          In the event of the Executive's Involuntary Termination, unless payment is required to be delayed pursuant to subsection 10(l) below, the payments described in subsection 4(c)(i) above shall be paid on the 60th day (or the next following business day if not a business day) following the date of termination and be calculated based on the Salary and Target Annual Bonus in effect immediately prior to the date of the Executive's Involuntary Termination, provided that the Executive timely executes and does not revoke the Release.  Notwithstanding any provision to the contrary herein, in the event the Executive undergoes an Involuntary Termination before a Change in Control as described in subsection 4(c)(i)(A)(y) above, provided that the Executive timely executes and does not revoke the Release, the payments described in subsection 4(c)(i) above shall be calculated based on the Salary and Target Annual Bonus in effect immediately prior to the date of Executive's Involuntary Termination, and to the extent not already paid under subsection 4(b), be paid to the Executive on a date that is within 60 days following either (A) the consummation of the Change in Control, but only if the transaction constituting the Change in Control is a "change in control event" under Treas. Reg. §1.409A-3(i)(5), or (B) the one year anniversary of the date of the Executive's Involuntary Termination if the transaction constituting a Change

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in Control is not a "change in control event" under Treas. Reg. §1.409A-3(i)(5) and if the Change in Control is consummated prior to such one year anniversary.  In the event of the Executive's death subsequent to his Involuntary Termination, but before the payment of severance, provision of benefits and equity treatment has been completed, the unpaid payments, benefits and equity treatment shall be afforded to the Executive's Beneficiary (as hereinafter defined) on the same basis and at the same times as they would have been provided to the Executive.  Notwithstanding any provision of this Agreement to the contrary, in no event shall the timing of the Executive's execution of the Release, directly or indirectly, result in the Executive designating the calendar year of payment, and if a payment that is subject to execution of the Release could be made in more than one taxable year, payment shall be made in the later taxable year.

(d)          Termination Due to Disability. In the event of the Executive's Disability, the Employer shall be entitled to terminate his employment. In the case that the Employer terminates the Executive's employment due to Disability, the Company shall pay or provide to the Executive (i) the Accrued Obligations, (ii) a lump sum cash payment equal to the amount of any earned but unpaid annual bonus with respect to a fiscal year of the Company that ended prior to the date of termination and for this purpose, the Executive's failure to be in service on the payment date shall not be taken into account in determining whether such annual bonus was earned, (iii) in the event that the termination occurs on or after July 1 of a year, a pro rata bonus for the year of the Disability equal to the Executive's target bonus for that year multiplied by the number of completed months of employment in that year divided by 12, and (iv) any disability benefits that are provided under the terms of any plan, program or arrangement referred to in subsection 3(e) applicable to the Executive at the time of his Disability. In addition, all of the outstanding 2005 Options granted to the Executive shall immediately accelerate and remain outstanding for two years following the Executive's termination of employment under this subsection or, if shorter, the balance of the original term. "Disability" shall mean a physical or mental impairment that substantially prevents him from performing his duties hereunder and that has continued for either (1) 180 consecutive days or (ii) any 180 days within a consecutive 360 day period. Any dispute as to whether or not the Executive is disabled within the meaning of the preceding sentence shall be resolved by a physician reasonably satisfactory to the Executive and the Employer, and the determination of such physician shall be final and binding upon both the Executive and the Employer. Unless the payment is required to be delayed pursuant to subsection 10(l)(ii) below, the payments described in this subsection 4(d) shall be made in a lump sum within 60 days following the Executive's last day of employment with the Employer.

(e)          Death. Except as provided in subsections 4(b)(ii), 4(c)(iii) and this subsection 4(e), no Salary or benefits shall be payable under this Agreement following the date of the Executive's death. In the event of the Executive's death, the Company shall pay to the Executive's Beneficiary in a lump sum within 60 days of the date of the Executive's death the Accrued Obligations, plus (I) a lump sum cash payment equal to the amount of any earned but unpaid annual bonus with respect to a fiscal year of the

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Company that ended prior to the date of death and for this purpose, the Executive's failure to be in service on the payment date shall not be taken into account in determining whether such annual bonus was earned, and (II) in the event that the Executive's death occurs on or after July 1 of a year, a pro rata bonus for that year equal to the Executive's target bonus for that year multiplied by the number of completed months of employment in that year divided by 12. In addition, all of the outstanding 2005 Options granted to the Executive shall immediately accelerate and remain outstanding for two years following the Executive's death or, if shorter, the balance of the original term. The Executive's Beneficiary shall also be entitled to any death benefits that are provided under the terms of any plan, program or arrangement referred to in subsection 3(e) applicable to the Executive at the time of death.

(f)          Beneficiary. For purposes of this Agreement, "Beneficiary" shall mean the person or persons designated in writing by the Executive to receive benefits under a plan, program, arrangement or this Agreement, if any, in the event of the Executive's death, or, if no such person or persons are designated by the Executive, the Executive's estate. No Beneficiary designation shall be effective unless it is in writing and received by the Employer prior to the date of the Executive's death.

(g)          Retirement Date.  Provided that on or after April 2, 2013, the Executive shall have given the Chairman of the Board not less than 90 days’ advance notice of termination or the Company shall have given the Executive not less than 90 days’ advance notice of termination without Cause, the date of any such termination by the Executive or the Company of the Executive’s employment shall be referred to herein as the "Retirement Date."  The Executive's termination of employment on his Retirement Date shall be treated as an Involuntary Termination for purposes of Section 4 and he shall be provided with the payments, benefits and treatment of equity set forth in subsection 4(b) or 4 (c) above, as applicable; provided however, that no such payments, benefits or treatment of equity shall be provided hereunder unless the Executive timely executes and does not revoke the Release.  For the avoidance of doubt, the Supplemental Awards and the 2013 Award will not accelerate on the Executive’s Retirement Date unless the termination of employment is in connection with a Change of Control in accordance with subsection 4(c)(i).

5.          Protection of the Employer's Interests.

(a)          No Interference. For so long as the Executive is employed by the Employer and for one year following his termination of employment for any reason (such period being referred to hereinafter as the "Restricted Period"), the Executive shall not, either himself or through any agent, whether for his own account or for the account of any other individual, partnership, firm, corporation or other business organization (other than the Company or its affiliates), intentionally solicit, endeavor to entice away from the Company, or otherwise interfere with the relationship of the Company with, any individual who is employed by or otherwise engaged to perform services for the Company (other than those individuals who were personally recruited to the Company by

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the Executive) or any person or entity who is, or was within the then most recent twelve-month period, a customer or client of the Company or its affiliates.

(b)          Secrecy. As a condition of his employment, the Executive shall be required to execute the Company's standard proprietary inventions and confidentiality agreement. In addition, the Executive recognizes that the services to be performed by him hereunder are special, unique and extraordinary in that, by reason of his employment hereunder, he may acquire confidential information and trade secrets concerning the operation of the Company or its affiliates or subsidiaries, the use or disclosure of which could cause the Company or its affiliates or subsidiaries substantial losses and damages which could not be readily calculated and for which no remedy at law would be adequate. Accordingly, the Executive covenants and agrees that he will not at any time, except in performance of his obligations hereunder or with the prior written consent of the Board, directly or indirectly disclose to any person any secret or confidential information that he may learn or has learned by reason of his association with the Company, or any of its predecessors, subsidiaries and affiliates. The term "confidential information" means any information not previously disclosed or otherwise available to the public or to the trade with respect to the Company's, or any of its predecessors', affiliates' or subsidiaries', products, facilities and methods, trade secrets and other intellectual property, systems, procedures, manuals, confidential reports, product price lists, customer lists, financial information, business plans, prospects or opportunities.

(c)          Exclusive Property. The Executive confirms that all confidential information is and shall remain the exclusive property of the Company, its affiliates and subsidiaries. All business records, papers and documents kept or made by the Executive relating to the business of the Company, its predecessors, affiliates and subsidiaries shall be and remain the property of the Company. Upon the termination of his employment with the Company or upon the request of the Company at any time, the Executive shall promptly deliver to the Company, and shall not without the consent of the Board retain copies of, any written materials not made available to the public, or records and documents made by the Executive or coming into his possession concerning the business or affairs of the Company or any of its affiliates or subsidiaries.

(d)          Injunctive Relief.  Without intending to limit the remedies available to the Company, the Executive acknowledges that a breach of any of the covenants contained in this Section 5 may result in material irreparable injury to the Company or its affiliates or subsidiaries for which there is no adequate remedy at law, that it will not be possible to measure damages for such injuries precisely and that, in the event of such a breach or threat thereof, the Company, its affiliates or subsidiaries, shall be entitled to obtain a temporary restraining order and/or a preliminary or permanent injunction restraining the Executive from engaging in activities prohibited by this Section 5 or such other relief as may be required to specifically enforce any of the covenants in this Section 5.

(e)          Return of Company Property.  The Executive agrees that as of the date that his employment terminates hereunder, he will have returned to the Company all

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property belonging to the Company, including but not limited to all proprietary and/or confidential information and documents (including any copies thereof) in any form belonging to the Company, computer, cell phone, iPad, Blackberry, any other electronic device provided to the Executive by the Company, keys, card access to the building and office floors, computer user name and password, disks and/or voicemail code.

(f)          Non-Disparagement.  The parties agree that none of them will make disparaging or defamatory comments regarding the other in any respect or make any comments concerning any aspect of the Executive's relationship with the Company or the conduct or events which precipitated the termination of employment from the Employer.  The Executive's obligations under this subsection 5(f) shall not apply to disclosures required by applicable law, regulation or order of a court or governmental agency.  The Employer's obligations shall extend only to the Employer, its direct and indirect parents, subsidiaries and affiliates.  The Employer will use its reasonable best efforts to cause the Company's respective officers and directors to refrain from making disparaging or defamatory comments regarding the Executive in any respect or making any comments concerning any aspect of the Executive's relationship with the Company, regardless of the circumstances of the Executive's termination of employment from the Employer.

6.          Certain Additional Payments by the Company.

(a)          Gross-Up Payment. Anything in this Agreement to the contrary or any termination of this Agreement notwithstanding, in the event it shall be determined that any payment or distribution or benefit received or to be received by the Executive pursuant to the terms of this Agreement or any other payment or distribution or benefit made or provided by the Company or any of its affiliates, to or for the benefit of the Executive (whether pursuant to this Agreement or otherwise) (a "Payment") would be subject to the excise tax imposed by section 4999 of the Code, or any interest or penalties are incurred by the Executive with respect to such excise tax (such excise tax, together with any such interest and penalties, is hereinafter collectively referred to as the "Excise Tax"),then the Executive shall be entitled to receive an additional payment (a "Gross-Up Payment") in an amount such that after payment by the Executive of all taxes (including any interest or penalties imposed with respect to such taxes), including, without limitation, any income and employment taxes (and any interest and penalties imposed with respect thereto) and Excise Tax imposed upon the Gross-Up Payment, the Executive retains an amount of the Gross-Up Payment equal to the Excise Tax imposed upon the Payments.

(b)          Gross-Up Payment Calculation. Subject to the provisions of subsection 6(c) below, all determinations required to be made under this Section 6, including whether and when a Gross-Up Payment is required and the amount of such Gross-Up Payment and the assumptions to be utilized in arriving at such determination, shall be made by such certified public accounting firm as may be jointly designated by the Executive and the Company (the "Accounting Firm"), which shall provide detailed supporting calculations both to the Company and the Executive within 15 business days

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of the receipt of notice from the Executive that there has been a Payment, or such earlier time as is requested by the Company. All fees and expenses of the Accounting Firm shall be borne solely by the Company. Any Gross-Up Payment, as determined pursuant to this Section 6, shall be paid by the Company to the Executive within five days of the receipt of the Accounting Firm's determination. Any determination by the Accounting Firm shall be binding upon the Company and the Executive. As a result of the uncertainty in the application of section 4999 of the Code at the time of the initial determination by the Accounting Firm hereunder it is possible that Gross-Up Payments that will not have been made by the Company should have been made ("Underpayment"), consistent with the calculations required to be made hereunder. In the event that the Company exhausts its remedies pursuant to subsection 6(c) and the Executive thereafter is required to make a payment of any Excise Tax, the Accounting Firm shall determine the amount of the Underpayment that has occurred and any such Underpayment shall be promptly paid by the Company to or for the benefit of the Executive.

(c)          Claim by the IRS. The Executive shall notify the Company in writing of any claim by the U.S. Internal Revenue Service (the "IRS") that, if successful, would require the payment by the Company of the Gross-Up Payment. Such notification shall be given as soon as practicable but no later than ten business days after the Executive is informed in writing of such claim and shall apprise the Company of the nature of such claim and the date on which such claim is requested to be paid. The Executive shall not pay such claim prior to the expiration of the 30-day period following the date on which the Executive gives such notice to the Company (or such shorter period ending on the date that any payment of taxes with respect to such claim is due). If the Company notifies the Executive in writing prior to the expiration of such period that it desires to contest such claim, the Executive shall:

(i)          give the Company any information reasonably requested by the Company relating to such claim;

(ii)          take such action in connection with contesting such claim as the Company shall reasonably request in writing from time to time, including, without limitation, accepting legal representation with respect to such claim by an attorney reasonably selected by the Company; and

(iii)          cooperate with the Company in good faith in order effectively to contest such claim; provided, however, that the Company shall bear and pay directly all costs and expenses; (including additional interest and penalties) incurred in connection with such contest and shall indemnify and hold the Executive harmless, on an after-tax basis, for any Excise Tax or income and employment tax (including interest and penalties with respect thereto) imposed as a result of such representation and payment of costs and expenses. Without limitation on the foregoing provisions of this subsection 6(c), the Company shall control all proceedings taken in connection with such contest and, at its sole option, may pursue or forgo any and all administrative appeals, proceedings, hearings and conferences with the taxing authority in respect of such claim

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and may, at its sole option, either direct the Executive to pay the tax claimed and sue for a refund or contest the claim in any permissible manner, and the Executive shall agree to prosecute such contest to a determination before any administrative tribunal, in a court of initial jurisdiction and in one or more appellate courts, as the Company shall determine; provided, however, that if the Company directs the Executive to pay such claim and sue for a refund, the Company shall advance the amount of such payment to the Executive, on an interest-free basis and shall indemnify and hold the Executive harmless, on an after-tax basis, from any Excise Tax or income and employment tax (including interest or penalties with respect thereto) imposed with respect to such advance or with respect to any imputed income with respect to such advance; and provided further. that any extension of the statute of limitations relating to payment of taxes for the taxable year of the Executive with respect to which such contested amount is claimed to be due is limited solely to such contested amount. Furthermore, the Company's control of the contest shall be limited to issues with respect to which a Gross-Up Payment would be payable hereunder and the Executive shall be entitled to settle or contest, as the case may be, any other issue raised by the IRS or any other taxing authority.

(d)          Entitlement to Refund. If, after the receipt by the Executive of an amount paid by the Company pursuant to subsection 6(c), the Executive becomes entitled to receive any refund with respect to such claim, the Executive shall (subject to the Company's complying with the requirements of subsection 6(c)) promptly repay to the Company the amount of such refund (together with any interest paid or credited thereon after taxes applicable thereto). If, after the receipt by the Executive of an amount paid by the Company pursuant to subsection 6(c), a determination is made that the Executive shall not be entitled to any refund with respect to such claim and the Company does not notify the Executive in writing of its intent to contest such denial of refund prior to the expiration of 30 days after such determination, then such payment shall be forgiven and shall not be required to be repaid and the amount of such payment shall offset, to the extent thereof, the amount of Gross-Up Payment required to be paid.

7          Indemnification. The Employer agrees that (i) if the Executive is made a party, or is threatened to be made a party, to any threatened or actual claim, action, suit or proceeding, whether civil, criminal, administrative, investigative, appellate or other, anywhere in the world, (each, a "Proceeding"), including an action by or in the right of the Employer, by reason of the fact that he is or was a director, officer, employee, agent, manager, or representative of the Company or is or was serving at the request of the Employer as a director, officer, member, employee, agent, manager, or representative of any subsidiary or affiliate of the Employer, or of another corporation, partnership, joint venture, trust or other enterprise, or (ii) if any claim, demand, request, investigation, dispute, controversy, threat, discovery request or request for testimony or information (each, a "Claim") is made, or threatened to be made, anywhere in the world, that arises out of or relates to the Executive's service in any of the foregoing capacities, then the Executive shall be indemnified and held harmless by the Employer to the fullest extent legally permitted or authorized by the Employer's certificate of incorporation, by-laws, board resolutions or, if greater, by applicable law, against any and all costs, expenses,

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liabilities and losses (including, without limitation, attorney's fees, judgments, interest, expenses of investigation, penalties, fines, ERISA excise taxes or penalties and amounts paid or to be paid in settlement) incurred or suffered by the Executive in connection therewith, and such indemnification shall continue as to the Executive even if he has ceased to be a director, officer, member, employee, agent, manager, or representative of the Company and shall inure to the benefit of the Executive's heirs, executors and administrators. Except to the extent prohibited by applicable law, the Employer shall advance to the Executive all costs and expenses incurred by him in connection with any such Proceeding or Claim within 15 days after receiving written notice requesting such an advance. Such notice shall include, to the extent required by applicable law, an undertaking by the Executive to repay the amount advanced if he is ultimately determined not to be entitled to indemnification against such costs and expenses. The Employer agrees to maintain or cause to be maintained director's and officer's liability insurance covering the Executive for services rendered to the Company and its subsidiaries and, if reasonably available, its affiliates covering the Executive for his services as a director officer, member, employee, agent, manager or representative of the Company or any of its subsidiaries and affiliates, if applicable.

8          No Mitigation or Offset. The Executive shall not be required to mitigate the amount of any payment provided for herein by seeking other employment or otherwise, and any such payment will not be reduced in the event such other employment is obtained.

9          Attorneys' Fees and Costs. In the event that any action or other proceeding is instituted to enforce any right or obligation under this Agreement, the prevailing party shall be entitled to receive, in addition to any other relief granted, the costs of enforcement of this Agreement, including reasonable attorneys' fees and court costs; provided, however, that following a Change in Control, the Company shall pay the Executive's reasonable attorneys' fees and court costs if it is determined that the Executive brought an action in good faith and with a bona fide position without regard to whether the Executive prevails and the Executive shall not be required to reimburse the Employer no matter the outcome.

10.          General Provisions.

(a)          Tax Withholding. All amounts paid to Employee hereunder shall be subject to all applicable federal, state and local wage withholding.

(b)          Notices. Any notice hereunder by either party to the other shall be given in writing by personal delivery, or certified mail, return receipt requested, or (if to the Employer) by telex or facsimile, in any case delivered to the applicable address set forth below:

To the Company:

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Treasury Building
Lower Grand Canal Street
Dublin 2
Ireland
Attention: Secretary

With a copy to:

Morgan, Lewis & Bockius LLP
1701 Market Street
Philadelphia, P A
Attn: Robert J. Lichtenstein, Esq.

To the Executive:

The Executive’s most recent home address on file with the Company.

With a copy sent by email to:

Stephen T. Lindo, Esq at:

slindo@vlplawgroup.com

or to such other persons or other addresses as either party may specify to the other in writing.

(c)          Representation by the Executive. The Executive represents and warrants that his entering into this Agreement does not, and that his performance under this Agreement will not, violate the provisions of any agreement or instrument to which the Executive is a party or any decree, judgment or order to which the Executive is subject, and that this Agreement constitutes a valid and binding obligation of the Executive in accordance with its terms. Breach of this representation will render all of the Employer's obligations under this Agreement void ab initio.

(d)          Assignment; Assumption of Agreement. No right, benefit or interest hereunder shall be subject to assignment, encumbrance, charge, pledge, hypothecation or set off by the Executive in respect of any claim, debt, obligation or similar process. The Employer will require any successor (whether direct or indirect, by purchase, merger, consolidation or otherwise) to all or substantially all of the business or assets of the Employer to assume expressly and to agree to perform this Agreement in the same manner and to the same extent that the Employer would be required to perform it if no such succession had taken place.

(e)          Waiver.  The failure of the Company or the Executive to insist upon strict adherence to any term of this Agreement on any occasion shall not be considered a

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waiver thereof, or deprive the Company or the Executive, as applicable, of the right thereafter to insist upon strict adherence to that term or any other term of this Agreement.

(f)          Successors.  This Agreement shall be binding upon the Executive, his heirs, representatives, executors, administrators, successors, insurers, and assigns, and shall inure to the benefit of the Company, and to its representatives, executors, administrators, successors, and assigns.   This Agreement shall also be binding upon the Company and its successors and assigns and shall inure to the benefit of the Executive, his heirs, representatives, executors, administrators, successors, insurers, and assigns.

(g)          Amendment. No provision of this Agreement may be amended, modified, waived or discharged unless such amendment, modification, waiver or discharge is agreed to in writing and signed by the parties. No waiver by either party hereto at any time of any breach by the other party hereto of, or compliance with, any condition or provision of this Agreement to be performed by such other party shall be deemed a waiver of similar or dissimilar provisions or conditions at the same or at any prior or subsequent time.

(h)          Severability. If any term or provision hereof is determined to be invalid or in a final court or arbitration proceeding, (i) the remaining terms and provisions hereof shall be unimpaired and (ii) the invalid or unenforceable term or provision shall be deemed replaced by a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision.

(i)          Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of New York (determined without regard to the choice of law provisions thereof), and the parties consent to jurisdiction in the United States District Court for the Southern District of New York.

(j)          Entire Agreement. This Agreement, the previously granted equity awards, as amended by this Agreement, and any resolutions of Parent approving any amendments to this Agreement or such previously granted equity awards, sets forth the entire agreement of the Executive, the Employer and any predecessors or affiliates thereof with respect to the subject matter hereof and all prior agreements and term sheets are superseded hereby except as expressly provided herein

(k)          Counterparts. This Agreement may be executed by the parties hereto in counterparts, each of which shall be deemed an original, but both such counterparts shall together constitute one and the same document.

(l)          Executive Release. Except as specifically set forth in this Agreement, the Executive covenants and agrees that he shall not be entitled to any other form of severance benefits from the Employer, including, without limitation, benefits otherwise payable under any of the Employer's regular severance plans or policies, in the event his employment ends for any reason and, except with respect to obligations of the

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Employer expressly provided for herein, the Executive unconditionally releases the Employer and its subsidiaries and affiliates, and their respective directors, officers, employees and stockholders, or any of them, from any and all claims, liabilities or obligations under any severance or termination arrangements of the Employer or any of its subsidiaries or affiliates.

(m)           Section 409A.

(i)          Interpretation. Notwithstanding the other provisions hereof, this Agreement is intended to comply with the requirements of section 409A of the Code, to the extent applicable, and this Agreement shall be interpreted to avoid any penalty sanctions under section 409A of the Code. Accordingly, all provisions herein, or incorporated by reference, shall be construed and interpreted to comply with section 409A and, if necessary, any such provision shall be deemed amended to comply with section 409A of the Code and regulations thereunder. If any payment or benefit cannot be provided or made at the time specified herein without incurring sanctions under section 409A of the Code, then such benefit or payment shall be provided in full at the earliest time thereafter when such sanctions will not be imposed. For purposes of section 409A of the Code, all payments to be made upon a termination of employment under this Agreement may only be made upon a "separation from service" within the meaning of section 409A of the Code and each payment made under this Agreement shall be treated as a separate payment. In no event may the Executive, directly or indirectly, designate the calendar year of payment.

(ii)          Payment Delay. Notwithstanding any provision to the contrary in this Agreement, if on the date of the Executive's termination of employment, the Executive is a "specified employee" (as such term is defined in section 409A(a)(2)(B)(i) of the Code and its corresponding regulations) as determined by the Board (or its delegate) in its sole discretion in accordance with its "specified employee" determination policy, then all cash severance payments payable to the Executive under this Agreement that are deemed as deferred compensation subject to the requirements of section 409A of the Code shall be postponed for a period of six months following the Executive's "separation from service" with the Company (or any successor thereto). The postponed amounts shall be paid to the Executive in a lump sum within 30 days after the date that is six months following the Executive's "separation from service" with the Company (or any successor thereto). If the Executive dies during such six-month period and prior to payment of the postponed cash amounts hereunder, the amounts delayed on account of section 409A of the Code shall be paid to the Executive's Beneficiary within 60 days after the date of the Executive's death. If any of the cash payments payable pursuant to this Agreement are delayed due to the requirements of section 409A of the Code, there shall be added to such payments interest during the deferral period at the prime rate quoted in the Wall Street Journal on the date of the Executive's termination of employment or, if not available on such date, the next prime rate quoted in the Wall Street Journal.

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(iii)          Reimbursements. All reimbursements and in-kind benefits provided under this Agreement shall be made or provided in accordance with the requirements of section 409A, including, where applicable, the requirement that (1) any reimbursement is for expenses incurred during the Executive's lifetime (or during a shorter period of time specified in this Agreement), (ii) the amount of expenses eligible for reimbursement, or in-kind benefits provided, during a calendar year may not affect the expenses eligible for reimbursement, or in-kind benefits to be provided, in any other calendar year, (iii) the reimbursement of an eligible expense will be made on or before the last day of the taxable year following the year in which the expense is incurred, and (iv) the right to reimbursement or in-kind benefits is not subject to liquidation or exchange for another benefit. Any tax gross up payments to be made hereunder shall be made not later than the end of the Executive's taxable year next following the Executive's taxable year in which the related taxes are remitted to the taxing authority.

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IN WITNESS WHEREOF:

The parties have executed this Amended and Restated Agreement as of the 30th day of April, 2012.

ELAN PHARMACEUTICALS, INC.

By:          /s/ Kathleen Martorano

Name:     Kathleen Martorano

Title:       Executive Vice President,
Strategic Human Resources

ELAN CORPORATION PLC

By:          /s/ William F. Daniel

Name:     William F. Daniel
Title:       Executive Vice President &
        Company Secretary

                    EXECUTIVE

/s/ G. Kelly Martin
G. Kelly Martin
Chief Executive Officer

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Exhibit A

Waiver and Release Agreement

(i) General Release.  In consideration for the severance pay and severance benefits to be provided to me under the terms of the Employment Agreement by and among ELAN PHARMACEUTICALS, INC., a Delaware corporation (the “Employer”), and ELAN CORPORATION, PLC, an Irish public limited company (the “Parent,” together with the Employer, the “Company”), and me, as amended and restated through April __, 2012 (the “Employment Agreement”) and to which this General Release is annexed, I, on behalf of myself and my spouse, family and heirs, executors, administrators, attorneys, agents and assigns, hereby waive, release and forever discharge the Company and all of its past and present affiliates, parents, subsidiaries and divisions, whether direct or indirect, its and their joint ventures and joint venturers (including its and their respective directors, officers, associates, employees, shareholders, partners, agents and employee benefit plans and the trustees, fiduciaries and administrators of those plans, past, present and future), and each of its and their respective predecessors, successors and assigns (collectively referred to as “Elan”), from ANY and ALL known or unknown actions, causes of action, claims or liabilities of any kind that have or could be asserted against Elan arising out of or related to my employment with and/or separation from employment with the Company and/or Elan and/or any other occurrence up to and including the date of this Waiver and Release Agreement (“Agreement”), including but not limited to:

•
claims, actions, causes of action or liabilities arising under Title VII of the Civil Rights Act, as amended, the National Labor Relations Act, as amended, the Age Discrimination in Employment Act of 1967, as amended (the “ADEA”), the Older Workers Benefit Protection Act of 1990, as amended (the “OWBPA”), the Employee Retirement Income Security Act, as amended, the Rehabilitation Act, as amended, the Americans with Disabilities Act, as amended, N.Y. Exec. Law § 290 et seq., the New York City Human Rights Law, and/or any other federal, state, municipal or local employment discrimination statutes, laws, regulations, ordinances or executive orders (including, but not limited to, claims based on age, sex, attainment of benefit plan rights or entitlement to benefits, race, color, religion, natural origin, source of income, union activities, marital status, sexual orientation, ancestry, harassment, parental status, handicap, disability, retaliation and veteran status); and/or

•	claims, actions, causes of action or liabilities arising under any other federal, state, municipal or local statute, law, ordinance, regulation, constitution or executive order;

•
any other claim whatsoever including, but not limited to, claims for severance pay (other than claims for severance pay, severance benefits and rights to exercise my stock options in accordance with the terms of the

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Employment Agreement and any plans or agreements relating to such options, all of which shall be excluded from the operation of this General Release until paid or settled in accordance with their respective terms), claims for salary/wages/commissions/bonuses, claims based upon breach of contract, wrongful termination, defamation, intentional infliction of emotional distress, tort, personal injury, invasion of privacy, violation of public policy, violation of Elan’s personnel policies, negligence and/or any other common law, statutory or other claim whatsoever arising out of or relating to my employment with and/or separation from employment with the Company and/or Elan; and/or

•
claims, actions, causes of action or liabilities arising in the Republic of Ireland pursuant to common law, tort (including any claim for personal injury), statute (including but not limited to the Unfair Dismissals Acts 1977 to 2007, Redundancy Payments Acts 1967 to 2011, Minimum Notice and Terms of Employment 1973 – 2005, Organisation of Working Time Act 1997, Employment Equality Acts 1998 to 2011, Terms of Employment (Information) Act 1994, Payment of Wages Act 1991, European Communities (Protection of Employees on Transfer of Undertaking) Regulations 2003, Data Protection Acts 1998 – 2003, Pensions Acts 1990 to 2011, Protection of Employees (Part-Time Work) Act, 2001) and all other Republic of Ireland employment related legislation or otherwise.

(ii) Exclusions from General Release.  Excluded from the General Release above are any claims or rights which cannot be waived by law, including my right, if any, to accrued vacation, workers compensation benefits, or unemployment insurance benefits.  I also understand that rights or claims under the ADEA that may arise after the date this Agreement is executed are not waived.  Nothing in this Agreement shall be construed to prohibit me from filing a charge or complaint, including a challenge to the validity of this Agreement, with the Equal Employment Opportunity Commission.  However, I will not seek or accept personal equitable or monetary relief in any such civil action, suit or legal proceeding that involves any matter occurring at any time prior to the effective date of the General Release.  Also excluded from the General Release is my right to be indemnified, defended, and held harmless under Section 7 of the Employment Agreement, including advancement of all costs and expenses incurred in connection therewith in accordance with the terms of Section 7 of the Employment Agreement, and to the protections afforded by the Company’s directors’ and officers’ liability insurance policies as in effect from time to time.

(iii) Covenant Not to Sue.  I understand that a “covenant not to sue” is a legal term which means I promise not to file a lawsuit in court.  It is different from the General Release of claims contained in paragraph (1) above because, in addition to waiving and releasing the claims covered by paragraph (1) above, I further agree never to sue the Company and/or Elan in any forum for any reason, including but not limited to claims of

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any type or based on any laws or theories whatsoever covered by the General Release language in paragraph (1) above.

Notwithstanding this Covenant Not to Sue, I may bring a claim or lawsuit against the Company and/or Elan to enforce this Agreement or to challenge the validity of this Agreement under the ADEA, or to compel the Company to allow me to exercise my stock options in accordance with the terms thereof, as modified by my Employment Agreement.

If I sue Elan in violation of this Agreement, I shall be liable to Elan for its reasonable attorneys’ fees and other litigation costs incurred in defending against such a suit.  Alternatively, and at the Company’s option, if I sue Elan in violation of this Agreement, Elan can require me to return all but $100 of the severance pay and the cost of the severance benefits paid or made available to me.  I further acknowledge and agree that in the event I breach the provisions of this section, Elan shall be excused from making any further payments otherwise owed to me under paragraph (1) of this Agreement and the severance benefits shall no longer be made available to me.  As indicated above, it would not violate any part of this Agreement to sue Elan to enforce this Agreement, or to challenge the validity of this Agreement under the ADEA or the OWBPA.

(iv) Ownership of Claims.  I represent that I have not transferred or assigned, or purported to transfer or assign, to any person or entity, any claim described in this Agreement.  I further agree to indemnify and hold harmless the Company and Elan against any and all claims based upon, arising out of, or in any way connected with any such actual or purported transfer or assignment.

(v) Employee Acknowledgements.  I further agree that I (i) have been paid for all hours worked, including overtime; and (ii) am not aware of any injury for which I have not already filed a claim.  I represent that I have not filed any action, claim, charge, or complaint against the Company and/or Elan, with any local, state, or federal agency or court.

(vi) Rights With Respect to Inventions.  In accordance with the terms of Section 5 of the Employment Agreement and the Proprietary Inventions and Confidentiality Agreement entered into on ______ ___, 20__ between me and ______________ (the “PIC Agreement”), I agree to be bound by the terms thereof.

(vii) Confidentiality.  I further agree that I shall keep all terms of this Agreement and my severance pay and severance benefits confidential, except that I may make necessary disclosures to my attorneys or tax advisors that I retain to advise me in connection with this Agreement.  I further agree not to disclose any trade secrets or other confidential and proprietary information (“Confidential Information”) with regard to the business of the Company and/or Elan at any time, directly or indirectly, to any third party or otherwise use such Confidential Information for my or their own benefit or the benefit of others.  The payment of my severance pay and severance benefits are contingent on

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my keeping the confidentiality promises contained in this paragraph and in the PIC Agreement.  I also acknowledge Elan’s right to enforce this confidentiality provision and the confidentiality provisions contained in the Employment Agreement and the PIC Agreement in any court of competent jurisdiction.  I further agree that if I breach the aforementioned confidentiality provisions, Elan shall be irreparably harmed as a matter of law and shall be entitled to immediate injunctive relief, plus its reasonable attorneys’ fees and any other litigation costs incurred in enforcing this provision.

(viii) Cooperation.  I further agree that I will reasonably cooperate with the Company and/or Elan and its legal counsel in connection with any current or future investigation or litigation relating to any matter to which I was involved or of which I have knowledge or which occurred during my employment.  Such assistance shall include, but not be limited to, depositions and testimony and shall continue until such matters are resolved.

(ix) No Future Employment.  To the extent permitted by law, I further waive, release and discharge the Company and/or Elan from any reinstatement rights which I have or could have.  I further promise not to seek or accept future employment with the Company and/or Elan in any position or capacity.

(x) Non-Admissions.  The facts and terms of this Agreement are not an admission by the Company and/or Elan of liability or other wrongdoing under any law.  I acknowledge that the Company and Elan deny all allegations of wrongdoing and specifically disclaims any liability for any alleged violation of my rights, or for any alleged violation of any order, law, statute, duty, or contract on the part of the Company and/or Elan.

(xi) Additional Employee Acknowledgements.  I further agree that:

•	I am entering into this Agreement knowingly and voluntarily;

•	I have consulted an attorney before signing this Agreement;

•	I have relied solely on my own judgment and/or that of my attorney regarding the consideration for and the terms of this Agreement;

•
the severance pay and severance benefits provided under the Employment Agreement which I will receive for signing this Agreement are consideration in addition to anything to which I am otherwise entitled;

•	I understand I may take no more than twenty-one (21) days to consider this Agreement before signing it;

•	no statements or conduct by Elan have in any way coerced or unduly influenced me to execute this Agreement; and

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•	this Agreement is the entire Agreement between me and Elan regarding the termination of my employment with Elan.

(xii) Revocation/Payment.  I further understand that I may revoke this Agreement within seven (7) days after its signing and that any revocation shall be made in writing and submitted within this seven (7) day period to the designated Human Resources Manager at Elan.  If I do not revoke this Agreement within the seven (7) day period, this Agreement shall become irrevocable.  I further understand that if I revoke this Agreement, I shall not receive the severance pay or any severance benefits.

(xiii) Known and Unknown Claims.  I FURTHER UNDERSTAND THAT THIS AGREEMENT INCLUDES A RELEASE OF ALL KNOWN AND UNKNOWN CLAIMS.

(xiv) Waiver.  The failure of the Company, Elan and/or the Executive to insist upon strict adherence to any term of this Agreement on any occasion shall not be considered a waiver thereof, or deprive the Company, Elan and/or the Executive, as applicable, of the right thereafter to insist upon strict adherence to that term or any other term of this Agreement.

(xv) Successors.  This Agreement shall be binding upon me, and my heirs, representatives, executors, administrators, successors, insurers, and assigns, and shall inure to the benefit of the Company and Elan, and to their representatives, executors, administrators, successors, and assigns.  This Agreement shall also be binding upon the Company and Elan and their successors and assigns and shall inure to the benefit of me, my heirs, representatives, executors, administrators, successors, insurers, and assigns.

(xvi) Severability.  I further acknowledge and agree that if any provision of this Agreement is found, held or deemed by a court of competent jurisdiction to be void, unlawful or unenforceable under any applicable statute or controlling law, the remainder of this Agreement shall continue in full force and effect.

(xvii) Jurisdiction.  This Agreement shall in all respects be interpreted, enforced and governed under applicable federal law and in the event reference shall be made to state law, the internal laws of the State of New York shall apply, without regard to choice of law principles.

(xviii) Headings.  The headings in this Agreement are intended solely for convenience of reference and shall be given no effect in construction or interpretation of this Agreement.

*  *  *

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To accept the terms of this Agreement, sign and return this Agreement to ______________ or as otherwise indicated in the enclosed self-addressed stamped envelope.  If you mail this Agreement, it must be postmarked not later than twenty-one (21) days from the date you received it or your severance date, whichever occurs later.  You may revoke your acceptance by notifying _______________ in writing not later than seven (7) days from the date you submitted this Agreement.  If you mail this Agreement, you must submit the revocation not later than seven (7) days from the date your acceptance was postmarked.  Likewise, if you mail the revocation, it must be postmarked not later than seven (7) days from the date you submitted this Agreement.

G. Kelly Martin

____________________________________
Signature

____________________________________
Date

PLEASE RETURN TO:

John B. Moriarty, Jr., General Counsel
Elan Corporation, plc
180 Oyster Point Boulevard
South San Francisco, CA  94080

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